SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                              Amendment No. 10
                                    to
                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                           Hills Stores Company
                             (Name of Issuer)


                        Common Stock, $.01 par value
                      (Title of Class of Securities)

                                431692102
                               (CUSIP Number)


                           David P. Levin, Esq.
             Kramer, Levin, Naftalis, Nessen, Kamin & Frankel
                             919 Third Avenue
                         New York, New York  10022
                              (212) 715-9100
                  (Name, Address and Telephone Number of
                   Person Authorized to Receive Notices
                            and Communications)


                               April 25, 1995
                   (Date of Event which Requires Filing
                            of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box:  /_/


Check the following box if a fee is being paid with this statement: /_/

                            Page 1 of 13 pages

PAGE

                               SCHEDULE 13D

CUSIP No.  431692102                           Page 2 of 11 Pages


     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          DICKSTEIN & CO., L.P.                       13-3321472

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                           (a) /_/
                                           (b) SEE ITEM 5

3)   SEC USE ONLY


4)   SOURCE OF FUNDS

                WC,OO

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                                 /_/

6)   CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE

7)   SOLE VOTING POWER
                     Not Applicable
     NUMBER
     OF         8)   SHARED VOTING POWER
     SHARES          727,315 (See Item 5)
     BENEFICIALLY
     OWNED BY   9)   SOLE DISPOSITIVE POWER
     EACH            Not Applicable
     REPORTING
     PERSON     10)  SHARED DISPOSITIVE POWER
     WITH            727,315 (See Item 5)

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         727,315 (See Item 5)

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                            /_/


13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     7.8% (See Item 5)

14)  TYPE OF REPORTING PERSON
            PN
PAGE

                               SCHEDULE 13D

CUSIP No.  431692102                           Page 3 of 11 Pages

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            DICKSTEIN FOCUS FUND L.P.   13-3746015


2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                           (a) /_/
                                           (b) SEE ITEM 5

3)   SEC USE ONLY


4)       SOURCE OF FUNDS

                WC

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                             /_/

6)   CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE

7)   SOLE VOTING POWER
                     Not Applicable
     NUMBER
     OF            8) SHARED VOTING POWER
     SHARES           90,995 (See Item 5)
     BENEFICIALLY
     OWNED BY      9) SOLE DISPOSITIVE POWER
     EACH             Not Applicable
     REPORTING
     PERSON       10) SHARED DISPOSITIVE POWER
     WITH             90,995 (See Item 5)

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     90,995 (See Item 5)

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                             /_/

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     1.0% (See Item 5)

14)  TYPE OF REPORTING PERSON
            PN
PAGE

                               SCHEDULE 13D

CUSIP No.  431692102                           Page 4 of 11 Pages

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            DICKSTEIN INTERNATIONAL LIMITED

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                            (a) /_/
                                            (b) SEE ITEM 5

3)   SEC USE ONLY


4)   SOURCE OF FUNDS

            WC,OO

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                             /_/

6)   CITIZENSHIP OR PLACE OF ORGANIZATION

         BRITISH VIRGIN ISLANDS

7)   SOLE VOTING POWER
                 Not Applicable
     NUMBER
     OF             8)  SHARED VOTING POWER
     SHARES             295,149 (See Item 5)
     BENEFICIALLY
     OWNED BY       9)  SOLE DISPOSITIVE POWER
     EACH               Not Applicable
     REPORTING
     PERSON        10)  SHARED DISPOSITIVE POWER
     WITH               295,149 (See Item 5)

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     295,149 (See Item 5)

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                 /_/

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     3.2% (See Item 5)

14)  TYPE OF REPORTING PERSON
           CO

PAGE

                               SCHEDULE 13D
CUSIP No.  431692102                           Page 5 of 11 Pages

1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          DICKSTEIN PARTNERS, L.P.    13-3544838

2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                           (a) /_/
                                           (b) SEE ITEM 5

3)  SEC USE ONLY


4)  SOURCE OF FUNDS

           AF

5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)
                                            /_/

6)  CITIZENSHIP OR PLACE OF ORGANIZATION

             DELAWARE

7)  SOLE VOTING POWER
                      Not Applicable
    NUMBER
    OF            8)  SHARED VOTING POWER
    SHARES            818,310 (See Item 5)
    BENEFICIALLY
    OWNED BY      9)  SOLE DISPOSITIVE POWER
    EACH              Not Applicable
    REPORTING
    PERSON       10)  SHARED DISPOSITIVE POWER
    WITH              818,310 (See Item 5)

11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    818,310 (See Item 5)

12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES
                                            /_/

13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    8.8% (See Item 5)

14) TYPE OF REPORTING PERSON
           PN

PAGE

                               SCHEDULE 13D

CUSIP No.  431692102                           Page 6 of 11 Pages

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          DICKSTEIN PARTNERS INC.     13-3537972

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                          (a) /_/
                                          (b) SEE ITEM 5

3)   SEC USE ONLY


4)   SOURCE OF FUNDS

           AF

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                                 /_/

6)   CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE

7)   SOLE VOTING POWER
                        Not Applicable
     NUMBER
     OF             8) SHARED VOTING POWER
     SHARES            1,113,459 (See Item 5)
     BENEFICIALLY
     OWNED BY       9) SOLE DISPOSITIVE POWER
     EACH              Not Applicable
     REPORTING
     PERSON        10) SHARED DISPOSITIVE POWER
     WITH              1,113,459 (See Item 5)

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,113,459 (See Item 5)

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                              /_/

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     12.0% (See Item 5)

14)  TYPE OF REPORTING PERSON
            CO

PAGE

                               SCHEDULE 13D

CUSIP No.  431692102                           Page 7 of 11 Pages

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           MARK DICKSTEIN

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                (a) /_/
                                                (b) SEE ITEM 5

3)   SEC USE ONLY


4)   SOURCE OF FUNDS

          AF


5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                                 /_/

6)   CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES

7)   SOLE VOTING POWER
                          Not Applicable
     NUMBER
     OF             8)  SHARED VOTING POWER
     SHARES             1,113,459 (See Item 5)
     BENEFICIALLY
     OWNED BY       9)  SOLE DISPOSITIVE POWER
     EACH               Not Applicable
     REPORTING
     PERSON        10)  SHARED DISPOSITIVE POWER
     WITH               1,113,459 (See Item 5)

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,113,459 (See Item 5)

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                             /_/

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     12.0% (See Item 5)

14)  TYPE OF REPORTING PERSON
            IN
PAGE

                      Amendment No. 10 to Schedule 13D

          This Statement amends the Schedule 13D, dated May 6, 1994, as amended on July 22, 1994, July 28, 1994, August 11, 1994, August 17, 1994, August 30, 1994, September 21, 1994,
September 26, 1994, February 23, 1995 and March 7, 1995 (the "Schedule 13D"), filed by Dickstein & Co., L.P., Dickstein International Limited, Dickstein Focus Fund L.P., Dickstein Partners, L.P., Dickstein Partners Inc. and Mark Dickstein with respect to the Common Stock, $.01 par value (the "Common Stock"), of Hills Stores Company, a Delaware corporation (the "Company"). Notwithstanding this Amendment No. 10, the Schedule 13D speaks as of its date. Capitalized terms used without definition have the meanings ascribed to them in the Schedule 13D.

I. Item 3 of the Schedule 13D, Source and Amount of Funds and other Consideration is hereby amended by adding the following paragraph:

    "Since March 7, 1995 (the date the Reporting Persons filed Amendment No. 9 to the Schedule 13D) and without giving effect to the sale of shares of Common Stock as described in on Schedule II hereto, the Reporting Persons in the aggregate acquired an additional 216,000 shares of Common Stock in the open market. Dickstein & Co. acquired 149,300 of such shares at a total cost of $2,855,934; Dickstein International acquired 39,200 of such shares at a total cost of $751,311; and Dickstein Focus acquired 27,500 of such shares at a total cost of $526,051. Such amounts were funded out of each entity's working capital, which may include margin loans made by brokerage firms in the ordinary course of business."

II.  Items 5(a) and 5(c) of the Schedule 13D, "Interest in
     Securities of the Issuer," are amended and restated in their entirety by the following:

"The Reporting Persons beneficially own an aggregate of 1,113,459 shares of Common Stock representing approximately 12.0% of the shares of Common Stock outstanding. Dickstein & Co. owns 727,315 of such shares, representing approximately 7.8% of the shares of Common Stock outstanding. Dickstein Focus owns 90,995 of such shares, representing approximately 1.0% of the shares of Common Stock outstanding. Dickstein International owns 295,149 of such shares, representing approximately 3.2% of the shares of Common Stock outstanding. The foregoing percentages are based upon 9,286,462 shares of Common Stock outstanding as of March 31, 1995 as reported in the Company's Annual Report on Form 10-K for the Fiscal Year ended January 28, 1995. Upon the resolution of all

                                -8-
PAGE
pre-petition claims pursuant to the Company's Plan of Reorganization (see Item 3), the Reporting Persons will be entitled to receive additional shares of Common Stock and Preferred Stock pursuant to such Plan of Reorganization.

     Mark Brodsky, a Vice President of Dickstein Inc., owns 679 shares of Common Stock, constituting less than 1% of the outstanding shares of Common Stock. Mark Kaufman, a Vice President of Dickstein Inc., owns 1,000 shares of Common
Stock, constituting less than 1% of the outstanding shares of Common Stock. Each of Mr. Brodsky and Mr. Kaufman possesses sole voting and dispositive power with respect to the shares of Common Stock beneficially owned by him.

          (c) Except as set forth on Schedule II hereto or as reported in previous amendment to the Schedule 13D, none of the persons identified in Item 2 has effected any transactions in the Common Stock during the past 60 days."

                                 SIGNATURE

           After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  April 27, 1995

                             DICKSTEIN & CO., L.P.

                             By:  Alan Cooper, as Vice President
                             of Dickstein Partners Inc., the
                             general partner of Dickstein
                             Partners, L.P., the general partner
                             of Dickstein & Co., L.P.

                             /s/ Alan Cooper
                             Name:  Alan Cooper

                             DICKSTEIN INTERNATIONAL LIMITED

                             By:  Alan Cooper, as Vice President
                             of Dickstein Partners Inc., the
                             agent of Dickstein International
                             Limited

                             /s/ Alan Cooper
                             Name:  Alan Cooper

                             DICKSTEIN FOCUS FUND L.P.

                             By:  Alan Cooper, as Vice President
                             of Dickstein Partners Inc., the
                             general partner of Dickstein
                             Partners, L.P., the general partner
                             of Dickstein Focus Fund L.P.

                             /s/ Alan Cooper
                             Name:  Alan Cooper

                             DICKSTEIN PARTNERS, L.P.

                             By:  Alan Cooper, as Vice President
                             of Dickstein Partners Inc., the
                             general partner of Dickstein
                             Partners, L.P.

                             /s/ Alan Cooper
                             Name:  Alan Cooper

PAGE

                             DICKSTEIN PARTNERS INC.

                             By:  Alan Cooper, as Vice President


                             /s/ Alan Cooper
                             Name:  Alan Cooper


                             /s/ Mark Dickstein
                             Name:   Mark Dickstein



                                -11-
PAGE

                                                     Schedule II



                        TRANSACTIONS IN COMMON
                              STOCK OF
                          HILLS STORES COMPANY


Shares Purchased by Dickstein & Co., L.P.

            Number of
             Shares        Price per                   Total
Date        Purchased        share      Commission     Cost

3/9/95         8,000          19.25         505.00     154,505.00
4/25/95      114,000          19.00       6,865.00   2,172,865.00
4/26/95       27,300          19.30       1,663.00     528,563.92

Shares Sold by Dickstein & Co., L.P.*

            Number of
             Shares        Price per                    Total
Date          Sold           share      Commission     Proceeds

3/22/95       36,000         20.00        2,209.00     717,791.00

* In addition, on March 10, 1995, Dickstein & Co.'s clearing broker notified Dickstein & Co. that it had sold an additional 75 shares of Common Stock in the Company's $25 per share self-tender offer.




Shares Purchased by Dickstein International Limited

            Number of
             Shares        Price per                   Total
Date        Purchased        share      Commission     Cost

3/09/95        3,000          19.25         205.00      57,955.00
4/25/95       25,100          19.00       1,531.00     478,431.00
4/26/95       11,100          19.30         691.00     214,925.44

PAGE

Shares Sold by Dickstein International Limited

            Number of
             Shares        Price per                    Total
Date          Sold           share      Commission     Proceeds

3/22/95        6,100         20.00          395.07     121,604.93


Shares Purchased by Dickstein Focus Fund, L.P.

            Number of
             Shares        Price per                   Total
Date        Purchased        share      Commission     Cost

3/9/95         3,100          19.25         211.00      59,886.00
4/25/95       20,900          19.00       1,279.00     398,379.00
4/26/95        3,500          19.30         235.00      67,786.40

Shares Sold by Dickstein Focus Fund, L.P.

            Number of
             Shares        Price per                    Total
Date          Sold           share      Commission     Proceeds

3/22/95        1,500         20.00          116.00      29,884.00